Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Hasbro, Inc. Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-34282) on Form S-8 of the Hasbro, Inc. Retirement Savings Plan of our report dated June 25 2015, with respect to the statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of the Hasbro, Inc. Retirement Savings Plan.

/s/ KPMG LLP

Providence, Rhode Island
June 25, 2015